EXHIBIT 6

Consent of PricewaterhouseCoopers LLP, independent chartered accountants

We hereby consent to (i) the inclusion in Canadian Natural Resources Limited’s Annual Report on Form 40-F for the year ended December 31, 2010; and (ii) the incorporation by reference in the registration statement on Form F-9 (File No. 333-162270), of our audit report dated March 1, 2011 on the consolidated balance sheets of Canadian Natural Resources Limited as at December 31, 2010 and 2009, and the consolidated statements of earnings, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting of Canadian Natural Resources Limited as of December 31, 2010.

SIGNED “PRICEWATERHOUSECOOPERS LLP”

Calgary, Alberta
March 25, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of
PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.